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                                                                  EXHIBIT 2.3


                         SUPPLY AND SERVICES AGREEMENT

         Agreement made as of the 24th day of May, 1996 by and among The Cerplex Group, Inc., a Delaware corporation ("CPLX"), Cerplex S.A.S., a French societe par actions simplifiee (the "Company"), Rank Xerox - The Document Company S.A., a French societe anonyme ("RXSA"), and Rank Xerox Limited, an English company ("RXL").

         CPLX and its wholly-owned subsidiary Cerplex Limited, an English company("CPLX Ltd") have, simultaneously with the execution of this Agreement, agreed to purchase from RXSA and RXL all of the issued shares of the Company. The execution and delivery of this Agreement by the parties hereto is a condition to the obligations of all of the parties to the agreement under which CPLX and CPLX Ltd. will purchase the shares of the Company.

         The Company owns and operates a plant in Lille, France (the "Facility"), which has been operated as a Rank Xerox assembly plant. RXL wishes to continue to have the Company carry on certain manufacturing, repair, refurbishment and assembly functions for RXL for the period and upon the terms and conditions set forth in this Agreement, and CPLX and the Company desire that the Company perform such functions for RXL. RXSA has agreed to perform certain functions on behalf of RXL in coordinating the arrangements hereunder between RXL and the Company.

         This Agreement and the attached Schedules set forth the terms and conditions upon which the Company will manufacture, repair, refurbish and assemble products for RXL during the first four Contract Years (as defined in Section 1.01 below), as well as describing the procedures and underlying principles to be followed by the parties in carrying out their respective obligations hereunder. Schedule 4.0 hereto (and its various sections numbered
4.1 to 4.20) sets out specific procedures and general principles to be followed by the parties hereto in carrying out their respective obligations under this Agreement.

         In consideration of the mutual promises made in this Agreement, the parties agree as follows:

         1.      PURCHASE OF MANUFACTURING SERVICES BY RXL.

                 1.01 Minimum Commitment. During the term of this Agreement, RXL agrees to purchase from the Company the services described herein and in
Schedule 4.0 hereto (collectively, the "Manufacturing Services") involving the manufacture, repair, refurbishment and assembly of the products listed in
Schedule 1.01 hereto, as it may be amended from time to time ("Products") and the related purchasing and inventory management functions. RXL agrees to purchase Products in quantities sufficient to guarantee certain minimum levels of manufacturing and assembly activity at the Facility (based upon Earned Standard Hours, or "ESHs", worked by employees at the Facility). The agreed defined number of ESHs per Product are set forth on Schedule 1.01 as per the RXL Control Plan standards. The parties may agree in writing at any time to amend Schedule 1.01 to add Products or delete Products or to change the number of ESHs




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defined for any Product.  The price of Manufacturing Services for each Product ordered by RXL shall be determined by multiplying the number of defined ESHs for such Product shown on Schedule 1.01 by the agreed hourly rate to be charged per ESH (the "Hourly Rate"). The Hourly Rate during each of the four years of this Agreement (each a "Contract Year") shall be agreed by RXL and the Company in advance of such Contract Year. The first Contract Year shall begin as of May 24, 1996 and each subsequent Contract Year shall commence as of May 24 of such year. For the first Contract Year the Hourly Rate shall be FFr 362.65.
In the second Contract Year, the Hourly Rate will be FFr 355.40. In addition, during the first two Contract Years, cost savings or penalties associated with offsite storage (basis being FFr 14,386,000) and systems costs (basis being FFr 13,600,000), in each case relating to the Manufacturing Services provided hereunder, will be passed back or charged to RXL without markup. In subsequent Contract Years, the Hourly Rate shall be determined by the negotiation of the Company and RXL, taking into account the overall volume of Manufacturing Services ordered by RXL, the productivity and labor mix requested by RXL and the simplification of the RXL Product mix over time.

                 1.02     Earned Standard Hours.   The minimum number of ESHs
guaranteed by RXL during each of the four Contract Years is set forth on
Schedule 1.02 hereto. Section 1 of Schedule 4.1 also indicates the allocation by fiscal quarter of the guaranteed ESHs for the four quarters of the first Contract Year ("Contract Quarters"). The guaranteed ESHs during subsequent Contract Years will be phased on a declining basis to meet the total minimum committed ESHs for such Contract Year and the number of working days in each Contract Quarter. Allocation of ESHs by Contract Quarter is to be used solely to determine the amount and timing of payments, if any, by RXL to the Company, in accordance with Section 1.04 below, for deficiencies in the quantities of Manufacturing Services ordered, and to determine the amount of payments, if any, for manufacturing cost variances in accordance with Section 1.07 below. The numbers and types of Products that RXL may order the Company to manufacture to meet RXL's commitment of guaranteed ESHs during any period shall be in the sole discretion of RXL, but with due consideration to minimizing labor churning and training required to meet the orders submitted by RXL, provided that it complies with the provisions of this Agreement.

                 1.03 Forecasts and Orders. To assist the Company with planning its personnel requirements and to comply with its raw materials ordering obligations on behalf of RXL under this Agreement, RXL shall furnish to the Company order forecasts in accordance with Schedule 4.1 and such orders shall become firm orders in accordance with Schedule 4.1.

                 1.04 Allocation of ESHs; Deficiency Payments. For each Product ordered by RXL to be manufactured by the Company, the number of ESHs stated in Schedule 1.01 for such Product shall be credited towards the minimum number of ESHs guaranteed by RXL for the Contract Quarter in which such Product is ordered. A Product shall be deemed "ordered" in the Contract Quarter in which shipment is scheduled to occur.



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                          1.04.1  If  RXL orders Manufacturing Services in any
Contract Quarter in excess of the amount required to be ordered during such Contract Quarter, then such excess orders shall be allocated to the next subsequent three Contract Quarters, if any, during the same Contract Year, solely for purposes of determining whether RXL meets its guaranteed order commitments. No such allocation shall be made to any subsequent Contract Year, except as a result of the Company's delivering early. Notwithstanding any such allocation, Products shall be manufactured and delivered at the times determined in accordance with the orders covering their manufacture and delivery and in compliance with the terms and conditions set forth in Schedule 4.0.

                          1.04.2  If Manufacturing Services ordered by RXL in
any Contract Quarter (including Manufacturing Services ordered during previous Contract Quarters but allocated for minimum ESH commitment purposes to such Contract Quarter in accordance with Subsection 1.04.1) are less than the amount required to be ordered during such Contract Quarter, then the Company shall be entitled to compensation from RXL for the entire amount of such shortfall. The payment shall be equal to (a) the amount by which the number of ESHs for such Contract Quarter that were guaranteed by RXL exceeds the number of ESHs represented by Manufacturing Services actually ordered by RXL during such Contract Quarter (including Manufacturing Services ordered during earlier Contract Quarters and allocated to such Contract Quarter), times (b) the applicable Hourly Rate. The Company shall invoice RXL at the end of such Contract Quarter for any such deficiency payment in accordance with the standard invoicing procedures set forth in Schedule 4.13.

                 1.05     Manufacturing Cost Risks on the Company.   The
Company shall be entirely responsible for the manufacture of Products ordered by RXL and shall be entitled to all of the benefits, and, except as provided in
Section 1.07 below shall bear all of the costs, if the actual number of ESHs required to manufacture the Products is higher, in the one case, or lower, in the other case, than the amount agreed between the parties. If additional products are to be added from time to time to the list included in Schedule 1.01, the Company and RXL shall agree upon the number of ESHs defined to be required to manufacture any such additional product(s) as defined by the RXL MTM process. If the Company and RXL are unable to reach agreement on the number of ESHs defined to be required to manufacture any such additional product(s), then an independent arbitration will be commissioned by a qualified MTM analyst.

                 1.06 Purchases Over Guaranteed Minimum. If during the first Contract Year, RXL purchases Manufacturing Services in an amount exceeding 750,000 ESHs then RXL shall be entitled to a percentage discount on such additional Manufacturing Services purchased, as set forth in Schedule
1.06. RXL shall be entitled to similar discounts in later Contract Years, based on the agreed RXL committed hours defined in Schedule 1.02 as long as the Company's fixed costs are fully absorbed.

                 1.07 RXL Payments for Demand Fluctuation. In order to allow for the fact that flat monthly volumes of ESHs cannot be guaranteed by RXL given the existing fluctuations of the market demand for Products, a monthly average 5% capacity utilization premium is included in the calculation of direct labor costs, as part of the agreed Hourly Rate for the first Contract Year (and shall be included in the Hourly Rate





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in future Contract Years) to compensate for these fluctuations.  This compensation corresponds to a maximum monthly variation of +/- 5% of the committed ESHs, provided that the total amount of committed ESHs for the year is not affected. All reasonable manufacturing cost variances induced by volume variations above the 5% within each Contract Quarter, resulting from RXL business requirements or RXL supplier base performance, will be invoiced by the Company to RXL at the end of the Contract Quarter in which such variances occur in accordance with the standard invoicing provisions of this Agreement.


                 1.08 Product Substitution. If RXL wishes from time to time to substitute or "swap" new Products for Products then listed on Schedule
1.01 (including without limitation swapping of electronic repair products for FIC products, as contemplated by Section 2 of Schedule 4.1), then any such swapping shall be subject to the written agreement of the Company and to agreement by RXL and the Company on the ESHs applicable to the new Products and as defined by MTM process.

                 1.09 Taxes. All prices for Manufacturing Services to be provided by the Company are exclusive of all taxes, levies and assessments, and RXL shall be responsible for the payment of all such taxes, levies and/or assessments imposed on Manufacturing Services or Products purchased by RXL hereunder, excluding taxes on the Company's net income from the transaction and any taxes, levies and assessments relating to value added services recovered in the ESHs charge by the Company. RXL shall be responsible for providing in a timely manner all documentation, in the nature of exemption certificates or otherwise, necessary to allow the Company to refrain from collections, such as sales tax or VAT, which it would otherwise be obligated to make.

                 1.10 Purchasing and Customs Representative. The Company shall act as the purchasing representative (commissionnaire a l'achat) for RXL and, as such, shall order and purchase, on RXL's behalf and at RXL's expense, all raw materials and supplies required to manufacture Products for RXL and shall carry out customs procedures on behalf of RXL. The Company shall carry out such purchasing and customs functions in accordance with an agreement between RXL and the Company (the "Purchasing and Customs Agreement") and the principles and procedures set forth in Schedule 4.0, which principles and procedures are incorporated into the Purchasing and Customs Agreement. RXL agrees to pay any and all duties, costs and charges related to the import into and export from France of Inventories and Products, and to indemnify the Company against any charges, levies or fines assessed by the French or other customs authorities relating to the import or export of Inventories (as defined in Section 2.02 below) or Products in accordance with the Purchasing and Customs Agreement, other than any charges, levies and fines arising from the negligence or default of the Company.

         2.      MANUFACTURE OF PRODUCTS AND PROVISION OF SERVICES
                 BY THE COMPANY

                 2.01 Manufacturing Obligation. During the term of this Agreement, the Company agrees to manufacture Products ordered by RXL from time to time and to





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provide the Manufacturing Services in accordance with the terms of this
Agreement. Such Products shall be manufactured and delivered by the Company, and shall meet the RXL multinational supplier Terms and Conditions (Exhibit 10-B hereto, as modified by Section 2.06 below) and Schedule 4.0. In the event of any inconsistency between the terms set out in Exhibit 10-B and the provisions of the Agreement, including the Schedules hereto, the terms of this Agreement shall prevail. The Company shall bear all warranty-related repair and replacement costs relating to faulty workmanship in the manufacture and assembly of a Product during the three months after install or a maximum of six months after shipment of such Product from the Company, whichever occurs first. The Company warrants the Products to be free from Systemic Defects, where "Systemic Defect" means an identical defect caused by faulty workmanship and appearing in at least 5% of the Products occurring in any calendar quarter, provided that the defect is identified by RXL within three months after install or a maximum of six months after shipment by the Company of a Product with a Systemic Defect, whichever occurs first. If a defect is caused by a part purchased from an approved or currently used RX/XC supplier, all warranty-related costs due to such defect shall be the sole responsibility of RXL.

                 2.02 Ownership of Inventories and Products. All raw materials, parts and inventories (including work-in-process) used to manufacture Products, and all finished Products and RXL spares (collectively "Inventories") shall at all times be and remain the property of RXL.

                 2.03 Maintenance of Inventories; Payment for Material and Parts. The Company agrees to order, maintain, handle, store and maintain variance in all Inventories in accordance with the principles and procedures described in Schedule 4.0. Allowable variances for inventories are 2% on a gross variance basis and 1% on a net variance basis. RXL agrees to pay, in accordance with Schedule 4.0, for all raw materials and parts ordered by the Company to meet its obligations to manufacture Products.

                 2.04 Tooling Ownership and Maintenance. All vendor tooling for the manufacture of Products shall be owned, maintained and insured by RXL. Assembly tooling identified as critical by RXL and listed in Schedule 2.04, as amended from time to time, shall be owned and insured by RXL and maintained by the Company. All other assembly tooling shall be owned, maintained and insured by the Company. In the event that RXL discontinues Product lines, and in any event upon the expiration of this Agreement, the assembly tooling for discontinued Products, if owned by the Company, may be sold to RXL at the Company's discretion and upon RXL's agreement, at the prevailing net book value thereof.

                 2.05 Invoicing and Payment. The Company shall invoice RXL for Manufacturing Services provided under this Agreement, and RXL shall pay such invoices, in accordance with the procedures set forth in Schedule 4.0.
All invoices shall be stated in French Francs.

                 2.06     Terms and Conditions.   As stated in Section 2.01
above, the terms and conditions set forth in this Agreement, including the Schedules hereto, shall prevail





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over the provisions contained in Exhibit 10.B.  Without limiting generality of the foregoing the provisions of Exhibit 10.B shall be modified as follows:

                 (a) In Section A of Exhibit 10-B, the definitions are excluded in their entirety and replaced by the following:

                 "Goods" shall mean Products.
                 "Specification" means the quality and reliability
                    specifications for Products as provided in Schedule 4.10.
                 "Order" means a firm order in accordance with Section 1.03. "Buyer" means RXL or an affiliate of RXL entitled to purchase
                    Manufacturing Services.
                 "Seller" means the Company.
                 "Contract" means the Supply and Services Agreement of even date herewith between the Buyer, the Seller and affiliates of the Buyer.

                 (b) Section D is excluded in its entirety and replaced by applicable provisions of Schedule 4.0 to the Agreement.

                 (c) Section E is excluded in its entirety and replaced by applicable provisions of Schedule 4.0 to the Agreement.

                 (d) Clauses (ii), (vi), (viii) and (ix) of Section G are excluded.

                 (e)      Sections H and I are excluded.

                 (f)      Clauses (ii) and (iii) of Section K are excluded.

                 (g)      Sections L and M are excluded.

                 (h) Section N is excluded in its entirety and replaced by the following:

                                  "Seller hereby confirms that it is in
compliance with all applicable environmental, health and safety regulations".

                 (i)      Sections Q, R, U, V and W are excluded.

         3.      ADDITIONAL OBLIGATIONS OF RXL

                 3.01 Supply of Returned Equipment. RXL agrees to guarantee the Company an adequate supply of returned equipment (carcasses) to enable the Company to support its obligations to manufacture Products in accordance with orders received from RXL. Carcass modifications and cannibalization will be dealt with in accordance with the RXL "Mods & Canns" procedure and process referred to in Schedule 4.01 and cost impacts shall be negotiated with the RXL Contract Manager.

                 3.02 Advance Payment for Product Purchases. In order to assist the Company with meeting its working capital needs, RXL agrees to advance to the Company





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at all times during the term of this Agreement an amount equal to one month's advance payment for Manufacturing Services whose purchase is guaranteed under this Agreement. For the first Contract Year, such advance payment shall equal 1/12 of the annualized ESHs for the first Contract Year times the Hourly Rate. The amount of the advance payment shall be reduced (by applying the overage to actual purchases by RXL of Manufacturing Services) with respect to future contract years, to reflect the reduction in the amount of guaranteed purchases by RXL in such future years, as shown on Schedule 1.02. If the Company is in breach of any of its financial covenants under Section 4.02 of the Stock Purchase Agreement of even date herewith, the advance payment may be withdrawn and payments for Products will be made at the end of the month following the month in which invoices are received by RXL.

                 3.03 Commercialization Expenses. It is the intention of CPLX to introduce new manufacturing/repair/refurbishment/assembly activities at the Facility during the term of this Agreement to replace the anticipated reduction in the levels of Manufacturing Services purchased by RXL under this Agreement. Schedule 1.02 sets forth the minimum and target number of ESHs the Company anticipates such new activities will require in each of the Contract Years. These additional activities may include additional manufacturing or distribution activities by RXL or its affiliates, on which activities the Company may be invited to submit a bid by the RXL Contract Manager. During the first Contract Year, RXL pays CPLX in the Hourly Rate for all commercialization expenses related to introduction of new activities, up to a total of FFr10,000,000; a quarterly review of commercialization spending will take place with the RXL contract manager. Any variance in spending below FFr 10 million will be reimbursed by CPLX to RXL at the end of the first Contract Year. Commercialization expenses include, but are not limited to, expenses incurred for or by CPLX European sales executives, country sales teams, European commercialization management, expensed tooling and equipment and facilities management for new businesses and office automation specifically supporting new business activities. In the event that, during the second Contract Year, the additional activities introduced by the Company at the Facility (including additional activities, if any, on behalf of RXL and its affiliates) fail to achieve the minimum target level for such Contract Year of FFr20,400,000 of added value, then RXL shall pay CPLX for all commercialization expenses during the first Contract Quarter of the second Contract Year, up to a total of FFr4,000,000. If in the second Contract Year the Company has in excess of FFr37,200,000 of additional added value activities, RXL shall not pay any commercialization expenses with respect to the second Contract Year. If additional added value activities in the second Contract Year are between FFr20,400,000 and FFr37,200,000, then RXL shall pay a percentage of the first FFr4,000,000 of commercialization expenses for the first Contract Quarter of the second Contract Year. Such percentage shall be determined by dividing (1) FFr16,800,000 minus the added value of additional activities in excess of FFr20,400,000 by (2) FFr16,800,000 and will be payable following fiscal year end reconciliation. At the end of the second fiscal year, CPLX will invoice RXL for commercialization expenses reasonably incurred during the Second Contract Year, as calculated in this Section 3.03.

                 3.04 RX International Procurement Network. RXL shall make the use of RXL's international procurement network available to the Company during the term of this Agreement with respect to non-RXL procurements upon terms and conditions to be





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agreed between the Company and RXL.  In the event that the Company orders goods through the RXL international procurement network other than for RXL, the order shall clearly specify the principal on whose behalf it is placed.

         4.      INTELLECTUAL PROPERTY

                 4.01 Patents. RXL knows of no patent or other intellectual property right that would apply to the Company's normal and customary use of manufacturing or re-manufacturing tools, fixtures, and equipment used by the Company to manufacture Products as at the date of this Agreement, other than tools, fixtures and equipment owned by RXL.

                 4.02     Documentation.   All RXL proprietary documentation,
drawings, software and the like pertaining to the manufacture, remanufacture, calibration and acceptance testing of Product or components thereof remain the property of RXL and shall be returned upon request of RXL upon termination of the applicable Product line.

                 4.03 Return of RXL Property. All vendor and assembly tooling and fixtures owned by RXL and used by the Company to provide Manufacturing Services, and all associated documentation, drawings, software and the like for such vendor and assembly tooling and fixtures, remain the property of RXL and shall be returned upon the request of RXL upon termination of the applicable Product line.

                 4.04 Use of RXL Property. The proprietary documentation, drawings, software and the like described in Section 4.02 and the vendor and assembly tooling and fixtures described in Section 4.03 shall be used by the Company only in the provision of Manufacturing Services.

         5. INTELLECTUAL PROPERTY INDEMNITY. RXL shall defend and indemnify the Company from and against any damages, liabilities, costs and expenses (including reasonable attorneys' fees and court costs) arising out of any claim that the Products manufactured by the Company for RXL hereunder infringe a valid patent, trade name, trademark, service mark or copyright or infringe a trade secret of a third party, provided that (i) the Company shall have promptly provided RXL written notice thereof and reasonable cooperation, information, and assistance in connection therewith, and (ii) RXL shall have sole control and authority with respect to the defense, settlement, or compromise thereof. Should any Products manufactured hereunder become or, in RXL's opinion, be likely to become the subject of such a claim, RXL may, at its option, either procure for the Company the right to continue manufacturing such Products, or replace or modify such Products so that they become non-infringing. In such event, the Company may withhold further shipments of infringing or potentially infringing Products. The Company shall have no liability or obligation to RXL hereunder with respect to any patent, copyright or trade secret infringement or claim thereof based upon compliance with designs, plans or specifications of RXL.

         6. PROPRIETARY INFORMATION. No proprietary information disclosed by the Company to RXL or its affiliates or by RXL and its affiliates to the Company in connection with this Agreement shall be disclosed to any person or entity other than the





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recipient party's employees and contractors directly involved with the recipient party's use of such information who are bound by written agreement to protect the confidentiality of such information, and such information shall otherwise be protected by the recipient party from disclosure to others with the same degree of care accorded to its own proprietary information. To be subject to this provision, information must be delivered in writing and designated as proprietary, confidential, private data or the like or, if initially delivered orally, must be confirmed in writing as proprietary within 30 days after the oral disclosure, provided that the contents of any software programs contained in any Product or to be installed therein by the Company shall be deemed to constitute proprietary information. Information will not be subject to this provision if it is or becomes a matter of public knowledge without the fault of the recipient party, if it was a matter of written record in the recipient party's files prior to disclosure to it by the other party, or if it was or is received by the recipient party from a third person under circumstances permitting its unrestricted disclosure by the recipient party or it was developed by employees or agents of the recipient party independently of, and without reference to, any disclosing party's information. Upon termination of this Agreement, each party shall promptly deliver to the other all proprietary information of the other party in the possession or control of such party and all copies thereof. The obligations under this Section 6 shall continue for both parties for a period of two (2) years after provision by the Company to RXL of Manufacturing Services under this Agreement.

         7. FURTHER DEALINGS OF THE PARTIES. This Agreement contemplates continuing review by the parties hereto of the respective obligations of the parties and annual or occasional reviews of pricing, commitment levels and other essential commercial terms of the relationship contemplated hereby. The parties agree that they will in all cases act in good faith towards the other parties hereto with respect to the subject matter of this Agreement and use their best efforts to reach mutually satisfactory agreement on matters arising hereunder.

         8.      DEFAULT AND TERMINATION

                 8.01 Events of Default. The following shall constitute events of default by the Company under this Agreement:

                 (i) if the Company assigns this Agreement or any of its rights or obligations hereunder (the word "assign" shall not include a transfer of an interest in the Company made in compliance with Section 5 of the Stock Purchase Agreement of even date herewith); or

                 (ii) if there is (w) a dissolution, termination of existence, liquidation, insolvency or business failure of the Company, or the appointment of a custodian or receiver of any part of the Company's property, if such appointment is not terminated or dismissed within thirty (30) days; (x) a composition or an assignment or trust mortgage for the benefit of creditors by the Company; (y) the commencement by the Company of any proceeding under applicable bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally; or (z) the commencement against the Company of any proceeding under applicable bankruptcy, reorganization,





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receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within thirty (30) days; or

                 (iii) (A) shares of the Company, or assets of the Company required for it to carry out its obligations hereunder, are seized by or on behalf of a creditor or creditors of CPLX or the Company, (B) CPLX and/or the Company has failed in its efforts to cause the party having possession of such Company shares or assets to offer such Company shares or assets for sale to the Company, CPLX or RXL or RXSA, and (C) RXL determines in its sole judgment that the party having possession of the Company shares or assets will be unable to perform the obligations of the Company hereunder.

It shall constitute an event of default by either party under this Agreement if such party shall neglect or fail to perform or observe any of its material obligations to the other hereunder and if, within 30 days after notice thereof from the other party, such party has not either (x) cured such failure or (y), if such failure cannot be cured within 30 days using reasonable efforts, implemented a plan to cure such failure.

                 8.02 Remedies. If an event of default has occurred and notice of such event of default has been given, but such event of default has not been cured or an agreed plan for the cure of such default been implemented, then within 30 days after such notice, and in addition to any other remedies either party may have at law, the non-defaulting party may terminate this Agreement. Upon any such termination, all obligations of the terminating party shall cease except that (i) if the Company is the terminating party, RXL shall remain obligated to purchase and pay for all Manufacturing Services subject to firm orders on the date of termination to the extent that such Manufacturing Services are provided by the Company in accordance with this Agreement and (ii) if RXL is the terminating party, the Company shall remain obligated to provide Manufacturing Services subject to firm orders on the date of termination unless otherwise specified by RXL.

         9.      DISPUTE RESOLUTION.

                 9.01 General. In the event that any dispute should arise between the parties hereto with respect to any matter covered by this Agreement, the parties (with RXL acting in all cases on its own behalf and on behalf of RXSA, and CPLX acting in all cases on its own behalf and on behalf of the Company) shall resolve such dispute in accordance with the procedures set forth in this Section 9.

                 9.02 Consent of the Parties. In the event of any dispute between the parties with respect to any matter covered by this Agreement, CPLX and RXL shall first use their best efforts to resolve such dispute between themselves. If they are unable to resolve the dispute within 30 calendar days after the commencement of efforts to resolve the dispute, the dispute will be submitted to arbitration in accordance with Section 9.03 hereof.

                 9.03 Arbitration. All disputes arising in connection with this Agreement shall be finally settled by binding arbitration conducted in English under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with such Rules. Any arbitration conducted pursuant





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to this Section 9.03 will be conducted in London, England.  The arbitrators may proceed to an award notwithstanding the failure of one party to participate in the proceedings. The determination of the arbitrators as to the resolution of any dispute shall be binding and conclusive upon all parties hereto. The prevailing party in any arbitration shall be entitled to an award of reasonable attorneys' fees incurred in connection with the arbitration. The non-prevailing party shall pay such fees, together with the fees of the arbitrators and the costs and expenses of the arbitration. Any arbitration award may be entered in and enforced by any court having jurisdiction thereover and the parties hereby consent and commit themselves, solely for purposes of the enforcement of any arbitration award, to the jurisdiction of the courts of England.

         10. NOTICES. Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by international courier, addressed as follows, or to such other address of which the parties may have given notice:

                 To CPLX or
                 the Company:         The Cerplex Group, Inc.
                                      1383 Bell Avenue
                                      Tustin, CA  92680 USA
                                      Attn:  President, International Operations

                 With a copy to:      Brobeck Hale and Dorr International
                                      Veritas House
                                      125 Finsbury Pavement
                                      London EC2A 1NQ United Kingdom
                                      Attn:  David M. Ayres

                 To RXL or RXSA:      Rank Xerox - The Document Company SA
                                      7, rue Touzet Gaillard
                                      93586 Saint Ouen Cedex, France
                                      Attn: Director of Legal Services

                 With a copy to:      Rank Xerox Limited
                                      Parkway
                                      Marlow
                                      Buckinghamshire
                                      SL7 1YL United Kingdom
                                      Attn: Director of Legal Services

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, or (b) two business days after being sent, if sent by international courier.

         11.     MISCELLANEOUS.

                 11.01 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This





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
Agreement and the rights and obligations of the parties hereunder may not be assigned without the prior written consent of the other parties hereto. Any assignment in contravention of this provision shall be void.

                 11.02 Entire Agreement; Amendments; Attachments. This Agreement and all Schedules hereto, and all agreements and instruments to be delivered by the parties pursuant hereto, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. This Agreement may be amended only by a written instrument executed by all of the parties hereto. If the provisions of any Schedule to this Agreement are inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail. The Schedules attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.

                 11.03    Severability.    Any provision of this Agreement
which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

                 11.04 Force Majeure. In the event that the Company or RXL is prevented from performing, or is unable to perform, any of its obligations under this Agreement due to anything beyond its reasonable control and if such party shall have used its best efforts to avoid such occurrence and minimize its duration and has given prompt written notice to the other party, then the affected party's performance shall be excused and the time for performance shall be extended for the period of delay or inability to perform due to such occurrence.

                 11.05 Waiver. The waiver by the Company or RXL of a breach or a default of any provision of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power or privilege that it has, or may have hereunder, operate as a waiver of any right, power or privilege by such party.

                 11.06 No Agency. Nothing contained in this Agreement shall be deemed to constitute the Company or RXL as the agent or representative of the other party, or both parties as joint venturers or partners for any purpose. Neither the Company nor RXL shall be responsible for the acts or omissions of the other party, and neither party will have authority to speak for, represent or obligate the other party in any way without prior written authority from the other party, except to the extent specifically provided herein.

                 11.07 Expenses. Except as otherwise expressly provided herein, each of the parties will pay all of its own fees and expenses (including, without limitation, legal and accounting fees and expenses) in connection with the transactions contemplated hereby.

                 11.08 Governing Law. This Agreement shall be governed by and construed in accordance with English law.

                 11.09 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Without limiting the generality of the foregoing, any information contained in any part of Schedule
4.0 is intended to have general application to all of such Schedule 4.0 and to all portions of this Agreement, and the section references and headings therein
Schedule 4.0 are included for purposes of conveniences only.

                 11.10    Counterparts.    This Agreement may be executed in
one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

         This Agreement has been duly executed by the parties as of the date set forth above.


                                               THE CERPLEX GROUP, INC.


                                               By:  __________________________

                                               Title:  _______________________


                                               CERPLEX SAS


                                               By: ___________________________

                                               Title: ________________________


                                               RANK XEROX - THE DOCUMENT
                                               COMPANY SA


                                               By:  __________________________

                                               Title:  _______________________


                                               RANK XEROX LIMITED


                                               By:  __________________________

                                               Title:  _______________________





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